UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Financial Statements

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Page(s)

(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4 – 16

(b) SIGNATURE	17

(c) EXHIBIT

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5):

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

McLean, Virginia

June 25, 2012

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments in Master Trust at fair value (notes 4 and 7)	$2,139,791,542	$2,051,944,301
Notes receivable from participants	71,071,123	68,978,795
Contributions receivable – employer	13,261,042	13,111,773
Contributions receivable – participant	1,835,249	—
Other assets (note 9)	—	1,610,739

Total assets	2,225,958,956	2,135,645,608

Liabilities:
Accrued administrative expenses	213,211	201,247

Net assets reflecting all investments at fair value	2,225,745,745	2,135,444,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,110,049)	(10,101,245)

Net assets available for benefits	$2,215,635,696	$2,125,343,116

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions to net assets attributed to:
Participation in income of master trust (notes 4, 6 and 7)	$8,303,389
Contributions:
Rollovers	7,279,039
Participant	161,754,296
Employer	88,158,166

Total contributions	257,191,501

Total additions	265,494,890

Deductions from net assets attributed to:
Benefits paid to participants (note 8)	173,543,225
Administrative expenses	1,659,085

Total deductions	175,202,310

Net increase	90,292,580

Net assets available for benefits:
Beginning of year	2,125,343,116

End of year	$2,215,635,696

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation and its subsidiaries (the Company or the Plan Sponsor). Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust).

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Aon Hewitt) is the Plan’s recordkeeper.

(c)	Contributions

Participants are eligible to participate in the Plan upon hire. Contribution percentages range from 1% to 50% of eligible compensation on a pre-tax or after-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). The Plan has an employer match rate of up to 100% of the first 3% of eligible compensation contributed to the Plan and 50% of the next 3% of eligible compensation contributed to the Plan. The Plan is intended to be a safe-harbor plan as defined in the IRC.

Participants at certain business units that do not accrue credited service under a Company-sponsored defined benefit pension plan may be eligible to receive an employer profit-sharing contribution based on a percentage of their eligible compensation. At December 31, 2011 and 2010, $8,186,746 and $9,129,749 of such profit-sharing contributions respectively were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Sponsor. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants’ contributions, Company matching contributions made on or subsequent to January 1, 2007, and earnings thereon vest immediately. Company profit-sharing contributions, if applicable, are subject to a three year cliff vesting schedule.

4

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Notes Receivable from Participants

The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or “participant loans” or “loan”) balance during the last 12 months, or 50% of the vested amount in their accounts (subject to limits defined in the Plan document and the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest. Participant loans outstanding at December 31, 2011, bear interest at rates that range from 3.17 percent to 10.30 percent. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest.

(g)	Payment of Benefits

On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual or monthly installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Active participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants may be eligible to receive in-service or hardship withdrawals or withdrawals allowed under the IRC for participants that reach age 59 1/2.

(h)	Forfeited Accounts

During the year ended December 31, 2011, participants’ forfeited nonvested accounts totaled $495,423. These amounts were used to reduce employer contributions. Participants’ previously forfeited account balances were restored to $49,564. The Plan did not have a forfeiture balance at December 31, 2011.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2011.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2011.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust, or these expenses may be attributable to the Master Trust in general. Specifically identified expenses of the Plan for 2011 were $1,659,085 and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2011 were $3,641,415. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2011, approximately $1,020,000 of general expenses were allocated to the Plan and included as a reduction of participation in income of the Master Trust.

5

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts (referred to herein as guaranteed insurance contracts or GICs), which are adjusted from fair value to contract value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, net appreciation (depreciation) in the fair value of investments, and realized gains (losses). Dividends are recognized on the ex-dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) in the fair value of investments represents the net unrealized changes in the market value of investments during the period.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on July 8, 2010, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

6

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2010.

(4)	Investments

(a)	General

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0), the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0), and the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Retirement Plan), collectively the Plans. Each of the Plans has an undivided interest in the Master Trust. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings thereon. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 28% and 27%, respectively.

7

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents the investments of the Master Trust as of December 31, 2011 and 2010:

	2011	2010
General Dynamics Corporation common stock+	$2,172,426,079	$2,513,329,614
Equity securities*	267,867,992	241,548,307
Guaranteed investment contracts (GICs)*	2,373,094,716	2,334,698,564
Units of common collective trusts (CCTs)+	2,036,282,387	1,934,687,185
Units of registered investment companies (RICs)	251,790,963	243,389,261
Fixed-income securities*	730,082,948	599,506,680
Cash and cash equivalents, other	60,029,890	77,134,283
Securities on loan^	967,180,843	558,742,931

Total investments at fair value	8,858,755,818	8,503,036,825
Notes receivable from participants	180,843,078	177,986,324

Total assets	9,039,598,896	8,681,023,149

Pending trade sales, net	89,508,012	145,046,973
Liability for collateral deposits	988,216,116	569,728,820

Total liabilities	1,077,724,128	714,775,793

Net assets of Master Trust before adjustment to contract value	7,961,874,768	7,966,247,356
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(45,230,625)	(47,657,028)

Net assets of Master Trust	$7,916,644,143	$7,918,590,328

+	The General Dynamics Stock Fund consisted of $2,172,426,079 and $2,513,329,614 of General Dynamics common stock and $43,548,492 and $37,792,662 invested in common collective trusts at December 31, 2011 and 2010, respectively.
*	Balance contained collateral on loaned securities in the amount of $21,029,679 and $16,639,217 for equity securities, $746,202,831 and $425,797,610 for GICs, and $220,983,606 and $127,291,993 for fixed-income securities at December 31, 2011 and 2010, respectively.
^	Securities on loan included $20,435,981 and $16,050,832 of equity securities, $730,221,042 and $417,591,391 of GICs and $216,523,820 and $125,100,708 of fixed-income securities at December 31, 2011 and 2010, respectively.

8

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The Plans’ interests in the Master Trust’s total investment at December 31, 2011 and 2010, were as follows:

	2011	2010
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$2,399,361,617	$2,465,141,676
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	2,200,752,616	2,110,821,851
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	2,328,245,649	2,340,127,204
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees	988,284,261	1,002,499,597

Total	$7,916,644,143	$7,918,590,328

Net investment income for the Master Trust for the year ended December 31, 2011, consisted of the following:

Unrealized losses in equity securities	$(308,364,473)
Realized gains in equity securities	147,534,498
Unrealized losses in CCTs	(41,818,800)
Realized gains in CCTs	46,434,656
Unrealized losses in RICs	(14,476,073)
Realized losses in RICs	(2,166,220)
Unrealized gains in fixed-income securities	12,043,620
Realized gains in fixed-income securities	17,742,725
Interest	86,607,759
Dividends	70,773,256
Net interest earned on securities lending transactions	1,027,898
Administrative expenses	(3,641,415)

Total	$11,697,431

9

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The Plans’ interests in the Master Trust’s investment income (loss) for the year ended December 31, 2011, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$15,633,623
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	8,303,389
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	(12,262,686)
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees	23,105

Total	$11,697,431

The Master Trust’s investments that represented 5% or more of the Master Trust’s ending net assets ($395,832,207 and $395,929,516 as of December 31, 2011 and 2010, respectively) were as follows:

	2011	2010
General Dynamics Corporation common stock (at fair value)	$2,172,426,079	$2,513,329,614
Guaranteed investment contracts (at contract value):
Met Life 25154	1,178,805,814	1,166,524,232
Met Life 25155	1,132,214,394	1,111,907,360
Investments in common collective trusts (at fair value):
Collective Daily Russell 2000 Equity Fund	478,771,782	490,500,333
Collective Daily S&P 500 Equity Fund	1,282,788,209	1,298,739,172

(b)	Guaranteed Investment Contracts

A portion of the assets in the Master Trust are invested in fully benefit-responsive investment contracts with MetLife Insurance Company (MetLife). MetLife’s credit rating from A.M. Best at December 31, 2011 was aa-. The assets of these GICs are invested in a MetLife account, and MetLife guarantees the principal and accrued interest, based on contractually defined interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MetLife resets the interest rate semi-annually based on the market value of the portfolio and the guaranteed value over the weighted average duration of the investments. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

Certain events, including premature termination of the GICs, plant closings, layoffs, plan terminations, bankruptcy, mergers and early retirement incentives, could limit the ability of the Plan to transact open investments at contract value. The occurrence of these events is not considered probable.

10

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The investments shown in the accompanying Statements of Net Assets Available for Benefits include these fully benefit-responsive investment contracts at fair value with a corresponding adjustment to reflect these investments at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits, excluding the effect of any loaned securities.

The contract value of the Master Trust’s GICs at December 31, 2011 and 2010, was $2,327,864,091 and $2,287,041,536, respectively, as compared to the fair value of $2,373,094,716 and $2,334,698,564, respectively. The Plan has recognized no reserves against contract value for credit risk of the contract issuers or other matters. The average yield and crediting interest rates ranged from 2.10 % to 2.70% for 2011 and 2.70% to 2.80% for 2010.

(c)	Securities Lending

A portion of the assets in the Master Trust are used to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2011 and 2010, was $967,180,843 and $558,742,931, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2011, was $1,027,898.

(d)	Fair Value Determination

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principle or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value under U.S. GAAP:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical investments.

General Dynamics Corporation Common Stock, Investments in Equity Securities, Units of Registered Investment Companies, and Equity Securities on Loan:

General Dynamics Corporation common stock, investments in equity securities and units of registered investment companies are valued using quoted prices in an active market. The fair value of equity securities on loan is based on the underlying securities on loan, which are comprised of equity securities valued using quoted prices in an active market.

•	Level 2 – Inputs other than quoted prices that are observable to the market participant for the asset, or quoted prices in a market that is not active.

11

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

Guaranteed Investment Contracts, Units of Common Collective Trusts, Fixed-Income Securities and Other Securities on Loan:

GICs and units of common collective trusts are private investment securities valued using the Net Asset Value (NAV) provided by the Plan’s trustee. NAV is based on the value of the underlying assets owned minus its liabilities, divided by the number of units outstanding. Investments in GICs are redeemable generally with no restrictions at contract value (see Note 4(b)). Investments in common collective trusts are redeemable daily at NAV and there are no restrictions on redemptions. The NAV is quoted on a private market that is not active. However, the unit price is based primarily on underlying investments that are traded on an active market. Fixed-income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fair value of other securities on loan is based on the value of the underlying GICs and fixed-income securities on loan, which are determined consistent with the descriptions above for determining the fair value of GICs and fixed-income securities. Investments in guaranteed investment contracts are redeemable at contract value on a daily basis, subject to certain restrictions.

•	Level 3 – Inputs are unobservable to the market participant.

There are no Master Trust investments classified as Level 3 investments.

12

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents the fair values of the Master Trust’s assets on December 31, 2011 and 2010, and the basis for determining their fair values:

		Quoted price
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
		assets	inputs	inputs
	Fair value	(Level 1)	(Level 2)	(Level 3)
December 31, 2011:
General Dynamics Corporation common stock	$2,172,426,079	2,172,426,079	—	—
Investments in other equity securities:
U.S. companies:
Healthcare	24,337,482	24,337,482	—	—
Services	87,235,894	87,235,894	—	—
Financial	12,996,150	12,996,150	—	—
Technology	33,585,769	33,585,769	—	—
Other	93,076,977	93,076,977	—	—
International companies	16,635,720	16,635,720	—	—
Guaranteed investment contracts	2,373,094,716	—	2,373,094,716	—
Units of common collective trusts:
Large cap U.S. equity market	1,281,744,710	—	1,281,744,710	—
Small cap U.S. equity market	478,771,782	—	478,771,782	—
U.S. Government short term investment fund	275,765,895	—	275,765,895	—
Units of registered investment companies	251,790,963	251,790,963	—	—
Fixed income securities:
Corporate	301,742,641	—	301,742,641	—
Government	428,340,307	—	428,340,307	—
Cash and cash equivalents, other	60,029,890	60,029,890	—	—
Securities on loan	967,180,843	20,435,981	946,744,862	—

Total investments	$8,858,755,818	2,772,550,905	6,086,204,913	—

13

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

		Quoted price
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
		assets	inputs	inputs
	Fair value	(Level 1)	(Level 2)	(Level 3)
December 31, 2010:
General Dynamics Corporation common stock	$2,513,329,614	2,513,329,614	—	—
Investments in other equity securities:
U.S. companies:
Healthcare	—	—	—	—
Services	63,087,130	63,087,130	—	—
Financial	39,112,367	39,112,367	—	—
Technology	29,269,151	29,269,151	—	—
Other	87,251,704	87,251,704	—	—
International companies	22,827,955	22,827,955	—	—
Guaranteed investment contracts	2,334,698,564	—	2,334,698,564	—
Units of common collective trusts:
Large cap U.S. equity market	1,298,854,800	—	1,298,854,800	—
Small cap U.S. equity market	491,672,504	—	491,672,504	—
U.S. Government short term investment fund	144,159,881	—	144,159,881	—
Units of registered investment companies	243,389,261	243,389,261	—	—
Fixed income securities:
Corporate	275,111,970	—	275,111,970	—
Government	324,394,710	—	324,394,710	—
Cash and cash equivalents, other	77,134,283	77,134,283	—	—
Securities on loan	558,742,931	16,050,832	542,692,099	—

Total investments	$8,503,036,825	3,091,452,297	5,411,584,528	—

The valuation methods described above may produce a fair value that is not indicative of a net realizable value or reflective of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of financial instruments could result in a different fair value measurement at the reporting date.

14

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into futures contracts that serve to match the price sensitivity and duration of the Master Trust assets with various benchmarks of the Master Trust. The futures contracts the Master Trust enters into are generally contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The derivatives are settled daily. As a result, the Master Trust pays or receives cash daily for changes in the market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market gains of $478,624 were included in the net investment income of the Master Trust as a component of realized gains in fixed-income securities for the year ended December 31, 2011. There are no open derivative positions at December 31, 2011. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2011 or 2010.

(7)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 32,740,547 and 35,445,669 shares of the Company’s common stock as of December 31, 2011 and 2010, respectively. Dividends earned by the Master Trust on the Company’s common stock were $62,797,595 for the year ended December 31, 2011.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the par value of shares held by the Master Trust in these funds at December 31, 2011 and 2010:

	2011	2010
Collective Short-Term Investment Fund	$274,633,778	$144,159,881
Collective Daily S&P 500 Equity Fund	339,463	351,200
Collective Daily Russell 2000 Fund	508,094	500,221

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GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2011 and 2010

The following table summarizes the aggregate net interest earned, and realized and unrealized gains recognized by the Master Trust on these funds for the year ended December 31, 2011:

Collective Short-Term Investment Fund	$360,161
Collective Daily S&P 500 Equity Fund	26,501,230
Collective Daily Russell 2000 Fund	(23,435,354)

(8)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31 but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for that year.

The following is a reconciliation of net assets available for benefits at December 31, 2011 and 2010, as reported in the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits as reported in the financial statements	$2,215,635,696	$2,125,343,116
Amounts allocated to withdrawing participants	(489,634)	(463,124)

Net assets available for benefits as reported in the Form 5500	$2,215,146,062	$2,124,879,992

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2011, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$173,543,225
Amounts allocated to withdrawing participants at December 31, 2011	489,634
Amounts allocated to withdrawing participants at December 31, 2010	(463,124)

Benefits paid to participants as reported in the Form 5500	$173,569,735

(9)	Class Action Settlement

A class action settlement agreement was signed on August 4, 2010, related to Will, et al. v. General Dynamics Corp., et al. involving disputes over fees charged to the plans. A final court approval of the agreement was granted on November 22, 2010. The Master Trust was awarded a total of $7,387,937. At December 31, 2010, the Plan had a receivable of $1,610,739 representing the portion of the settlement allocated to the accounts of participants of the Plan. This amount was collected on April 8, 2011. This allocation was generally based on the number of years a participant maintained an account balance during the period of October 1, 1994 to June 30, 2010.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)

by	/s/ Henry C. Eickelberg
Henry C. Eickelberg Vice President, Human Resources and Shared Services

Dated: June 25, 2012

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